UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020 (No. 2)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto as Exhibit 99.1 is a press release issued by the Registrant entitled “Cellect Biotechnology Reports Fourth Quarter and Full Year 2019 Results.” The text of the press release under the following headings is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration No. 333-219614): Additional Operating Highlights; Clinical Progress Update; Fourth Quarter and Full Year 2019 Financial Results; Balance Sheet Highlights; Cellect Biotechnology Ltd. Consolidated Statement of Operation; Cellect Biotechnology Ltd. Consolidated Balance Sheet Data; and Cellect Biotechnology Ltd. Consolidated Cash Flow Data.

Exhibit No.	Description
99.1	Cellect Biotechnology Reports Fourth Quarter and Full Year 2019 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2020	CELLECT BIOTECHNOLOGY, LTD.

	By:	/s/ Eyal Leibovitz
Eyal Leibovitz
Chief Financial Officer

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